FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR NOVEMBER 10, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)






DESWELL [LOGO]
                                     Contact:
                                     John G. Nesbett
                                     Ryan Daniels
                                     The Investor Relations Group
                                     212-825-3210
                                     e-mail: jnesbett@investorrelationsgroup.com


                            DESWELL INDUSTRIES, INC.
                  ANNOUNCES SALES UP 11% AND NET INCOME UP 12%,
                  EPS OF $0.45 PER SHARE FOR THE SECOND QUARTER

                 - SECOND QUARTER DIVIDEND OF $0.24 PER SHARE -


HONG KONG (November 10, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced results for the second quarter and six months ended September 30, 2003.

Net sales for the quarter were $25.1 million, an increase of 11.0%, compared to sales of $22.6 million in the second quarter ended September 30, 2002. Operating income increased 23.1% to $4.5 million, compared to $3.7 million in the previous year, and net income increased 12.2% to $4.1 million, compared to $3.7 million in the previous year. The basic earnings per share and diluted earnings per share increased to $0.45 and $0.44, respectively (based on 9,103,000 and 9,375,000 weighted average shares outstanding, respectively), compared to $0.43 and $0.43, respectively (based on 8,600,000 and 8,609,000 weighted average shares outstanding, respectively), in the quarter ended September 30, 2002.

Net sales for the six months ended September 30, 2003 were $51.1 million, an increase of 11.4%, compared to sales of $45.9 million for the corresponding period in 2002. Operating income increased 27.2% to $9.2 million, compared to $7.2 million in the previous year, and net income increased 15.1% to $8.5 million, compared to $7.4 million in the previous year. The basic earnings per share and diluted earnings per share increased to $0.93 and $0.92, respectively (based on 9,084,000 and 9,205,000 weighted average shares outstanding, respectively), compared to $0.87 and $0.86, respectively (based on 8,498,000 and 8,599,000 weighted average shares outstanding, respectively), in the six months ended September 30, 2002.

The Company's cash and cash equivalents at September 30, 2003 were $33.6 million, as compared to $34.4 million on March 31, 2003. The cash position decreased slightly due to funding from cash flow of the new plastic-injection manufacturing plant in Dongguan and the acquisition of the Company's electronic and metal factory in Cheung On, Dongguan. Working capital was $55.0 million as of September 30, 2003, versus $58.2 million as of March 31, 2003. The Company has short-term borrowings of $0.6 million and no long-term borrowings at September 30, 2003.




Mr. Lau, chairman and chief executive officer, commented, "We are pleased with the performance for the quarter. We experienced healthy revenue growth in both of our plastics and electronics divisions of 14% and 8% respectively. We continued to focus on reducing cost and realized the benefit of the recent purchase of our electronics facility and reduced labor rates as we move more of our labor to Dongguan.

"We are on track to complete phase one expansion of our plastics division by the end of December. As anticipated, we invested significantly in medium- and large-size plastic injection molding machines for our new 440,000 square-foot facility in Dongguan. Installation and testing of the new machines is gradual and ongoing. Completion of phase one will increase our plastics capacity by 40%. Phase two expansion of our plastics division, which we anticipate to be completed by April 2004, will provide us with an additional 220,000 square-foot facility.

"We are optimistic about the performance in our electronic and metal division in the coming year. Since acquiring an additional 20% interest in January 2002, we have made progress in positioning this division for further growth. We have reduced our operating costs by acquiring the factory premise, which we previously leased."

SECOND QUARTER DIVIDENDS

The Company also announced that on November 6, 2003 its board of directors declared a dividend of $0.24 per share for the second quarter. The dividend will be payable on December 1, 2003 to shareholders of record as of November 17, 2003.

ABOUT DESWELL

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"); and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Digidesign, Inc., Inter-Tel Incorporated, Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.




To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.
        ---------------







                                    - MORE -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPRATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATE)





                                                            Quarter ended                            Six months ended
                                                            September 30,                              September 30
                                            ----------------------------------------------------------------------------------
                                                     2003                  2002                 2003                  2002
                                                     ----                  ----                 ----                  ----
                                                              (Unaudited)                                (Unaudited)
Net sales                                             $25,079              $22,603               $51,154               $45,908
Cost of sales                                          17,099               14,870                34,763                30,728
                                            ------------------    -----------------    ------------------    ------------------
Gross profit                                            7,980                7,733                16,391                15,180
Selling, general and
  administrative expenses                               3,469                4,068                 7,234                 7,983
                                            ------------------    -----------------    ------------------    ------------------
Operating income                                        4,511                3,665                 9,157                 7,197
Interest expense                                         (15)                    -                  (15)                   (6)
Other income, net                                         272                  399                   834                   829
                                            ------------------    -----------------    ------------------    ------------------
Income before income taxes                              4,768                4,064                 9,976                 8,020
Income taxes                                              139                    3                   430                 (287)
                                            ------------------    -----------------    ------------------    ------------------
Income before minority interests                        4,629                4,061                 9,546                 8,307
Minority interests                                        508                  389                 1,071                   944
                                            ------------------    -----------------    ------------------    ------------------
Net income                                             $4,121               $3,672                $8,475                $7,363
                                            ==================    =================    ==================    ==================

Basic earnings per share (note 3)                       $0.45                $0.43                 $0.93                 $0.87
                                            ==================    =================    ==================    ==================

Weighted average number of shares
  outstanding (in                                       9,103                8,600                 9,084                 8,498
  thousands) (note 4)
                                            ==================    =================    ==================    ==================
Diluted earnings per share (note 3)                     $0.44                $0.43                 $0.92                 $0.86
                                            ==================    =================    ==================    ==================

Diluted weighted average number
  of shares outstanding (in thousands)                  9,375                8,609                 9,205                 8,599
  (note 4)
                                            ==================    =================    ==================    ==================















DESWELL  INDUSTRIES,  INC.

CONSOLIDATED BALANCE SHEET
( U.S. DOLLARS IN THOUSANDS)
                                                        September 30,  March 31,
                                                              2003        2003
                                                              ----        ----
ASSETS                                                     (Unaudited) (Audited)

Current assets :
        Cash and cash equivalents                           $ 33,556    $ 34,400
        Restricted cash                                        2,368       2,366
        Marketable securities                                   --         4,821
        Accounts receivable                                   19,583      16,727
        Inventories                                           14,649      14,784
        Prepaid expenses and
          other current assets                                 3,805       2,648
        Income taxes receivable                                    4         323
                                                            --------    --------
              Total current assets                            73,965      76,069
Property, plant and equipment - net                           38,685      29,623
Other investments                                                  2           2
Goodwill                                                         478         478
                                                            --------    --------
                   Total assets                             $113,130    $106,172
                                                            ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
        Accounts payable                                    $  9,942    $  9,643
        Bank loans                                               603        --
        Customer deposits and accrued expenses                 5,401       4,257
        Income taxes payable
                                                                        --------
                                                               3,039       3,946
                                                            --------    --------
            Total current liabilities                         18,985      17,846
                                                            --------    --------
Minority interests                                             7,109       6,465
                                                            --------    --------
Deferred income tax                                               15          15
                                                            --------    --------


Shareholders' equity
        Common stock
        -- authorized 30,000,000 shares; issued
           and outstanding 9,109,085 shares at
           September 30, 2003 and 9,030,835 shares
           at March 31, 2003 (note 4)                         29,134      28,247
        Additional paid-in capital                             6,970       6,970
        Retained earnings                                     50,917      46,629
                                                            --------    --------
             Total shareholders' equity                       87,021      81,846
                                                            --------    --------
                  Total liabilities and
                    shareholders' equity                    $113,130    $106,172
                                                            ========    ========













CONSOLIDATED  STATEMENT OF  CASH  FLOWS  (UNAUDITED)
( U.S. DOLLARS IN THOUSANDS )
                                                            Six months ended
                                                              September 30,
                                                          ----------------------
                                                             2003        2002
                                                             ----        ----
Cash flows from operating activities :
        Net income                                         $  8,475    $  7,363
        Adjustments to reconcile net income
          to net cash
           provided by operating activities :
           Depreciation and amortization                      2,024       2,638
           (Gain)/loss on disposal of property,
               plant and equipment                               75          (2)
           Minority interests                                   644         724
           Changes in current assets and liabilities :
              Accounts receivable                            (2,856)     (4,767)
              Marketable securities                           4,821      (3,725)
              Inventories                                       135        (511)
              Prepaid expenses and other current assets      (1,157)     (2,942)
              Income taxes receivable                           319          56
              Accounts payable                                  299       1,504
              Customer deposits and accrued expenses
                                                              1,144        (933)
              Income taxes payable                               29        (907)
                                                           --------    --------
        Net cash (used in)/provided by
          operating activities                               13,016        (566)
                                                           --------    --------

Cash flows from investing activities
        Purchase of property, plant and equipment           (11,167)     (4,151)
        Proceeds from disposal of property,
          plant and equipment                                     6           6
        Decrease/(increase) in restricted cash                   (2)        589
                                                           --------    --------
           Net cash used in investing activities            (11,163)     (3,556)
                                                           --------    --------

Cash flows from financing activities
        Common stock issued                                     887       3,151
        (Decrease)/increase in bank loans                       603        (482)
        Dividends paid                                       (4,187)     (3,223)
                                                           --------    --------
           Net cash used in financing activities             (2,697)       (554)
                                                           --------    --------

Net decrease in cash and cash equivalents                      (844)     (4,676)
Cash and cash equivalents, at beginning of period            34,400      31,534
                                                           --------    --------
Cash and cash equivalents, at end of period                  33,556      26,858
                                                           ========    ========


Supplementary disclosures of cashflow information :
        Cash paid during the period for :
           Interest                                              15           6
           Income taxes                                       1,019        (315)
                                                           ========    ========








DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT

           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2003 and March 31, 2003, the results of operations for the quarters and six months ended September 30, 2003 and September 30, 2002, and the cash flows for the six months ended September 30, 2003 and September 30, 2002. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on September 15, 2003 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         INVENTORIES
                                                       September 30,   March 31,
                                                          2003            2003
                                                       -------------------------
           Inventories by major categories :
             Raw materials                             $   7,468       $  7,432
             Work in progress                              4,189          4,454
             Finished goods                                2,992          2,898
                                                       ---------       --------
                                                       $  14,649       $ 14,784
                                                       =========       ========

3.         EARNINGS PER SHARE

           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the six months ended September 30, 2003 and 2002 were both from the Company's continuing operations.

4.         STOCK SPLIT

           On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

           The common stock and additional paid-in capital are presented with regard to the effects of stock split on July 22, 2002 and change in par value on July 8, 2002.







5.         INCOME TAXES

             During 2003, the Company has been engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for the three months and year ended March 31, 2003.



                                    - MORE -






DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED SEPTEMBER 30, 2003 COMPARED TO QUARTER ENDED SEPTEMBER 30, 2002

The Company's net sales for the quarter ended September 30, 2003 were $25,079,000, an increase of $2,476,000 or 11.0% as compared to the corresponding period in 2002. The increase in sales was mainly related to the increase in sales of plastic injection molding products and electronic & metallic products of $1,633,000 and $843,000, respectively. This represented an increase of 13.6% and 8.0% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in both divisions was mainly due to an increase in orders from its existing customers as well as new customers.

The gross profit for the quarter ended September 30, 2003 was $7,980,000, representing a gross profit margin of 31.8%. This compares with the overall gross profit and gross profit margin of $7,733,000 or 34.2% for the quarter ended September 30, 2002.

Selling, general and administrative expenses for the quarter ended September 30, 2003 were $3,469,000, amounting to 13.8% of total net sales, as compared to $4,068,000 or 18.0% of total net sales for the quarter ended September 30, 2002. The decrease in selling, general and administrative expenses of $599,000 or 14.7% was mainly attributed to reduction control in general and administration expenses, specifically write back of last year's bonus provision and reduction in current year's provision.

As a result, operating income was $4,511,000 for the quarter ended September 30, 2003, an increase of $846,000 or 23.1% as compared with the corresponding quarter in the prior year.

In January 2003, the Company acquired an additional 20% interest in the holding company of the electronics and metallic subsidiaries. As a result, the minority interests represent the 29% minority interest in the electronics and metallic subsidiaries and the 49% minority interest in the marketing subsidiary. The increase in minority interest to $508,000 for the quarter ended September 30, 2003, from $389,000 for the corresponding quarter in the prior year reflects the increased profits generated by the subsidiaries offsetting the decrease in minority interest as a result of the additional acquisition.

As a result of the above factors, net income was $4,121,000 for the quarter ended September 30, 2003, an increase of $449,000 or 12.2%, as compared to the quarter ended September 30, 2002 and net income as a percentage of net sales slightly increased to 16.4% from 16.2%.



                                    - more -





DESWELL INDUSTRIES,  INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



SIX MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO SIX MONTHS ENDED
SEPTEMBER 30, 2002

The Company's net sales for the six months ended September 30, 2003 were $51,154,000, an increase of $5,246,000 or 11.4% as compared to corresponding period in 2002. The increase in sales was mainly related to the increase in sales of plastic injection-molded products and electronics and metallic products of $4,130,000 and $1,116,000 respectively. This represented an increase of 17.6% and 5.0% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in both divisions was attributed to the increase in orders in from its existing customers as well as new customers.

The gross profit for the six months ended September 30, 2003 was $16,391,000, representing a gross profit margin of 32.0%. This compares with the overall gross profit and gross profit margin of $15,180,000 or 33.1% for the six months ended September 30, 2002.

Selling, general and administrative expenses for the six months ended September 30, 2003 were $7,234,000, amounting to 14.1% of total net sales, as compared to $7,983,000 or 17.4% of total net sales for the six months ended September 30, 2002. The decrease in selling, general and administrative expenses of $749,000 or 9.4% was mainly attributed to a one-time employee compensation payment in the prior year corresponding period together with the reduction control in general and administrative expenses, specifically write back of last year's bonus provision and reduction in current year's provision.

As a result, operating income was $9,157,000 for the six months ended September 30, 2003, an increase of $1,960,000 or 27.2% as compared with the corresponding period in the prior year.

In January 2003, the Company acquired an additional 20% interest in the holding company of the electronics and metallic subsidiaries. As a result, the minority interests represent the 29% minority interest in the electronics and metallic subsidiaries and the 49% minority interest in the marketing subsidiary. The increase in minority interest to $1,071,000 for the six months ended September 30, 2003, from $944,000 for the corresponding period in the prior year reflects the increased profits generated by the subsidiaries offsetting the decrease in minority interest as a result of the additional acquisition.

As a result of the above factors, net income was 8,475,000 for the six months ended September 30, 2003, an increase of $1,112,000 or 15.1%, as compared to the six months ended September 30, 2002 and net income as a percentage of net sales slightly increased to 16.6% from 16.0%.



                                    - more -





DESWELL INDUSTRIES,  INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of September 30, 2003, the Company had a working capital surplus of $54,980,000 and cash and cash equivalent of $33,556,000. This compares with a working capital surplus of $58,223,000 and cash and cash equivalent of $34,400,000 as of March 31, 2003. The decrease in cash and cash equivalent was mainly attributed to the net cash generated from operating activities of 13,016,000 and the exercise of stock options of $887,000, offset by a dividend distribution of $4,187,000 and the capital investment of $11,167,000 during the six months ended September 30, 2003.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings. The Company has short-term borrowings of $603,000 and no long-term debt as of September 30, 2003. The short-term borrowing was mainly used to finance the acquisition of factory premises of the electronic and metal division in Dongguan.

As of September 30, 2003 the Company had in place general banking facilities with three financial institutions aggregating approximately $21,666,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, bills negotiation facilities as well as fixed loans. As of September 30, 2003, the Company had ( i ) unused credit facilities of $21,064,000 ( ii ) cash and cash equivalents of $33,556,000 and ( iii ) restricted cash of $2,368,000. The restricted cash of $2,368,000 and leasehold land and buildings of $1,304,000 have been pledged as collateral for those credit facilities.

The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds.



                                     - end -





           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                        For and on behalf of
                                                        Deswell Industries, Inc.




                                                        By: /s/ RICHARD LAU
                                                            ---------------
                                                        Richard Lau
                                                        Chief Executive Officer

Date: November 17, 2003